UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Organics, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,002,721
	8	Shared Voting Power None
	9	Sole Dispositive Power 12,002,721
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,002,721
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.57%
14	Type of Reporting Person PN

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Huntington Investment Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,330,612
	8	Shared Voting Power None
	9	Sole Dispositive Power 2,330,612
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,612
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.65%
14	Type of Reporting Person PN

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Huntington Investment Fund II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,330,612 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 2,330,612 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,612 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.65%
14	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II GP, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,330,612 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 2,330,612 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,612 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.65%
14	Type of Reporting Person PN

(1)	Solely in its capacity as the investment manager of Oaktree Huntington Investment Fund II GP, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,330,612 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 2,330,612 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,612 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.65%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 8676EP108

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,333,333 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 14,333,333 (1)
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,333 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.73%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 2.	Identify and Background

Items 2 (a) - (c) and (f) is hereby amended and supplemented by replacing Annex A of the Original Schedule 13D with the attached Annex A, which is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

The source of funds for the transactions described in Item 5(c) was the capital contributions of the respective limited partners of the Oaktree Funds. No borrowed funds were used to purchase such Common Shares.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

After giving effect to the acquisition of 3,000,000 Common Shares reported herein, there are no further Common Shares remaining subject to the exception set forth in the Investor Rights Agreement of the ability of the Oaktree Funds to purchase up to 3,000,000 Common Shares in the market or in private transactions within 12 months of the Private Placement Closing Date without the prior written consent of the Corporation.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of the Original Schedule 13D are hereby amended and supplemented as follows:

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 85,974,201 Common Shares of the Issuer issued and outstanding, as reported in the Issuer’s quarterly report on Form 10-K filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on March 2, 2017.

Organics directly holds 12,002,721 Common Shares (assuming the conversion of Preferred Shares held by it into 9,492,800 shares of Common Shares), representing approximately 12.57% of the issued and outstanding Common Shares and has the sole power to vote and dispose of such Common Shares.

OHIF II LP directly holds 2,330,612 Common Shares (assuming the conversion of Preferred Shares held by it into 1,840,533 shares of Common Shares), representing approximately 2.65% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(c)

Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated herein by reference. All of the transactions in Common Shares listed hereto were effected in the open market.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 8, 2017

OAKTREE ORGANICS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

By:	Oaktree Huntington Investment Fund II GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Huntington Investment Fund II GP, L.P.

The general partner of Oaktree Huntington Investment Fund II GP, L.P. is Oaktree Fund GP, LLC.

Oaktree Huntington Investment Fund II, L.P.

The general partner of Oaktree Huntington Investment Fund II, L.P. is Oaktree Huntington Investment Fund II, L.P.

Oaktree Organics, L.P.

The general partner of Oaktree Organics, L.P. is Oaktree Fund GP, LLC.

ANNEX B

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

The following tables set forth all transactions in Common Shares effected by the Reporting Persons in the past sixty days. All prices per share exclude commissions. All transactions were open market brokered transactions.

Oaktree Organics, L.P.

Date of Sale	Total Shares Purchased	Price Per Share
03/03/2017	924,487	$6.91	(1)
03/03/2017	104,580	$6.80	(2)
03/03/2017	535,450	$6.80	(3)
03/06/2017	1,255	$6.43
03/06/2017	17,969	$6.46	(4)
03/06/2017	926,180	$6.96

Oaktree Huntington Investment Fund II, L.P.

Date of Sale	Total Shares Purchased	Price Per Share
03/03/2017	180,513	$6.91	(1)
03/03/2017	20,420	$6.80	(2)
03/03/2017	104,550	$6.80	(3)
03/06/2017	245	$6.43
03/06/2017	3,508	$6.46	(4)
03/06/2017	180,843	$6.96

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.20 to $7.05, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in these footnotes 1 through 4.
(2)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.40 to $6.90, inclusive.
(3)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.45 to $6.95, inclusive.
(4)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.40 to $6.50, inclusive.